SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 1998




                    ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
                             FOR SALARIED EMPLOYEES




                       ROCKWELL INTERNATIONAL CORPORATION
                         600 Anton Boulevard, Suite 700
                        Costa Mesa, California 92626-7147

                  ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR
                               SALARIED EMPLOYEES

                                TABLE OF CONTENTS





                                                                    PAGE NUMBER
                                                                    -----------
FINANCIAL STATEMENTS:

         INDEPENDENT AUDITORS' REPORT                                         1

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
           DECEMBER 31, 1998 AND 1997                                         2

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
           FOR BENEFITS, FOR THE YEARS ENDED
           DECEMBER 31, 1998 AND 1997                                         3

         NOTES TO FINANCIAL STATEMENTS                                    4 - 9

SUPPLEMENTAL SCHEDULES:

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
           DECEMBER 31, 1998                                                 10

         SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS,
           DECEMBER 31, 1998                                                 11


SIGNATURES                                                                  S-1


EXHIBIT:

         INDEPENDENT AUDITORS' CONSENT                                      S-2

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Allen-Bradley Savings and Investment Plan for Salaried Employees and to Participants therein:

We have audited the accompanying financial statements of the Allen-Bradley Savings and Investment Plan for Salaried Employees as of December 31, 1998 and 1997, and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole, except that the supplemental Schedule of Loans or Fixed Income Obligations does not include certain information regarding participant loans.



Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 18, 1999

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES
----------------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                   1998                 1997
                                                   ----                 ----
ASSETS
------

   Investments:
     Master Defined Contribution Trust       $  391,745,990       $  337,133,667
     Loan fund                                    6,261,811            5,926,371
                                             --------------       --------------

      Total investments                         398,007,801          343,060,038
                                             --------------       --------------

   Receivables:
     Transfer Receivable                      3,071,918,905                    -
     Income                                           2,643                  333
     Employee Contributions                               -              851,149
     Employer Contributions                               -              405,290
                                             --------------       --------------
      Total Receivables                       3,071,921,548            1,256,772
                                             --------------       --------------

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS                     $3,469,929,349       $  344,316,810
                                             ==============       ==============



See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                  1998              1997
                                                  ----              ----
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR               $  344,316,810     $  279,230,030
                                            --------------     --------------
INCOME:
  Earnings from Investments:
    Net earnings in Master
      Defined Contribution Trust                33,344,486         33,658,889
    Interest                                       544,118            122,130
    Dividends                                            -            355,287
    Net depreciation
      in fair value of investments                       -           (137,286)
                                            --------------     --------------
      Total earnings from
         investments                            33,888,604         33,999,020
                                            --------------     --------------

 Contributions:
    Employer                                     9,179,570         12,564,296
    Employee                                    27,887,348         26,283,019
                                            --------------     --------------
      Total contributions                       37,066,918         38,847,315
                                            --------------     --------------
      Total income                              70,955,522         72,846,335
                                            --------------     --------------

EXPENSES:
  Payments to participants
   or beneficiaries                             17,093,580         15,330,226
  Administrative expenses                          275,974                  -
                                            --------------      -------------
   Total expenses                               17,369,554         15,330,226
                                            --------------      -------------

NET INCOME                                      53,585,968         57,516,109
                                            --------------      -------------

Net transfers to the Plan                    3,072,026,571          7,570,671
                                            --------------      -------------

NET INCREASE                                 3,125,612,539         65,086,780
                                            --------------      -------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                     $3,469,929,349      $ 344,316,810
                                            ==============      =============



See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following brief description of the Allen-Bradley Savings and Investment Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      a. General - The Plan is a defined contribution savings plan established by Allen-Bradley Company, LLC (the "Company"). The Company is a wholly-owned subsidiary of Rockwell International Corporation ("Rockwell"). The Savings Plan Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. is the trustee of the Plan assets. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

           In 1997, the Plan's investments were transferred into the Rockwell International Corporation Master Defined Contribution Trust. Participants in the Plan may invest in any of the following investment funds:
           - Diversified Fund - invests primarily in equity securities other than those issued by Rockwell.
           - Fixed Income Fund - invests in fixed income securities.
           - Guaranteed Return Fund - invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest.
           - Intermediate Term Bond Fund - invests in U.S. Government securities, corporate notes and bonds and short term investment funds of the trustee.
           - Stock Fund B (employee contributions) - invests in and holds the common stock of Rockwell.

           Other funds of the Plan include:
           - Stock Fund A (employer contributions) - invests in and holds the common stock of Rockwell.
           - Stock Funds C and D - hold the common stock of The Boeing Company ("Boeing").
           - Stock Funds E and F - hold the common stock of Meritor Automotive, Inc. ("Meritor"). See footnote 5.
           - Stock Funds G and H - hold the common stock of Conexant
             Systems, Inc. ("Conexant").  See footnote 5.
           - Loan Fund - represents outstanding participant loan balances.

           Stock Funds C, D, E, F, G and H are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends received on behalf of these funds are paid to Stock Fund A or the Fixed Income Fund.

      b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 14% of compensation, as defined in the Plan document. Participant contributions can be made either before or after U.S. federal taxation of a participant's compensation. However, a participant's contribution on a before-tax basis is limited to 9% of the participant's base compensation for non-highly compensated participants and to 8% for highly compensated participants. In addition, in 1997 the Company was required to contribute out of its current or accumulated earnings and profits, but not otherwise, a variable amount equal to 50% to 100% of the total amount of participant contributions provided that such amount did not exceed an amount equal to 6% of a participant's compensation, less the amount of any forfeitures as provided by the Plan. The percentage match was determined based on consolidated net sales growth of Rockwell Automation, a business unit of Rockwell which includes the operations of the Company. Effective January 1, 1998, Rockwell contributes an amount equal to 50% of the first 6% of eligible compensation contributed by participants. Company contributions are made in the form of cash or common stock of Rockwell or any combination thereof to Rockwell Stock Fund A.

      c. Investment Elections - Participants may elect to have their participant contributions made to any of the funds indicated in Note 1.a. that are available to participant contributions in 5% increments among any or all of these funds. Participants with units in the Guaranteed Return Fund may annually elect to convert all or a part of their percentage interest in this fund into units in other funds as the insurance contracts held within the Guaranteed Return Fund expire.

           Participants' contributions to the Guaranteed Return Fund are invested in contracts with Metropolitan Life Insurance Company, New York Life Insurance Company, John Hancock Mutual Life Insurance Company and the Prudential Insurance Company of America with various guaranteed annual returns to participants for the contract periods. The crediting interest rates at December 31, 1998 for the contracts ranged from 5.84% to 6.47% and the crediting interest rates at December 31, 1997 ranged from 5.84% to 6.84%.

           A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a notice at least 30 days prior to the contract expiration date, to convert his or her interest in such contract, in 5% increments, to the Diversified Fund, Stock Fund B, the Intermediate Term Bond Fund, the Fixed Income Fund and/or the current Guaranteed Return Fund. Such conversion will be based on the value of units in such respective funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.

      d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Common Stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

      e. Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon. Upon termination of employment, participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after five years of credited service. Partial vesting occurs at a rate of 20% per year of credited service. Participant before-tax contributions can be withdrawn provided the participant has either attained the age of 59-1/2 or is able to demonstrate financial hardship.

      f. Loans - A participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account. Participants may have only one outstanding loan at a time.

      g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan. Forfeitures remain in the Plan and subsequently are used to reduce the Company's contributions to the Plan document. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan, the participant's account will be restored.

      h. Benefit Claims Payable - Distributions and withdrawals from participants' accounts may be made at any time. Effective October 1, 1997, the Plan changed to daily processing of all transactions. As a result, at December 31, 1998 and 1997, there were no amounts due to participants who had withdrawn from the Plan.

      i. Priorities Upon Termination of the Plan - The Company has the authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. See footnote 3.

      b. Expenses - Plan fees and expenses, including fees and expenses for administrative services provided by external service vendors, are paid from Plan assets.

      c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.    MASTER DEFINED CONTRIBUTION TRUST

      At December 31, 1998 and 1997, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust"), at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating plans.

      The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments at fair value. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Trust are discussed in footnote 1.

      The net gain or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

      The net assets of the Master Trust at December 31, 1998 and 1997 are summarized as follows:
                                                  1998               1997
                                                  ----               ----
          Assets:
            Cash and equivalents             $   74,351,351    $  151,789,487
            U.S. Government securities           20,395,583        52,855,764
            Corporate bonds and debentures      135,081,333        16,296,122
            Corporate stocks                  2,852,241,039     3,225,666,216
            Guaranteed investment contracts     406,115,361       446,246,073
            Accrued income                        4,125,316         2,117,905
                                             --------------    --------------
              Total assets and net assets
                available for benefits       $3,492,309,983    $3,894,971,567
                                             ==============    ==============

      The net investment (loss) earnings of the Master Trust for the years ended December 31, 1998 and 1997 is summarized as follows:

                                                  1998              1997
                                                  ----              ----

          Interest                           $  38,579,864    $   36,452,298
          Dividends                             58,366,753        22,897,520
          Net appreciation (depreciation)
            U.S. Government securities             407,560          (412,594)
            Corporate bonds and debentures        (625,459)          301,248
            Common stocks                     (103,309,401)      (54,950,172)
                                             -------------     -------------
              Net investment (loss) earnings $  (6,580,683)    $   4,288,300
                                             =============     ==============

      The Plan's interest in the total Master Trust, based on the percentage held of the Master Trust net assets, was approximately 11% and 9% at December 31, 1998 and 1997, respectively. While the Plan participates in the Master Trust, the portfolio of investments is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized less net depreciation in 1998 and 1997.

      Prior to the transfer of assets to the Master Trust in 1997, income of $477,417 and net depreciation of $137,286 occurred in the various equity funds.

4.    TAX STATUS

      The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1998. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.    CHANGES IN THE PLAN

      On September 30, 1997, Rockwell spun-off its Automotive business into an independent, publicly held company, Meritor Automotive, Inc. ("Meritor") and distributed all of the outstanding shares of common stock of Meritor to holders of Rockwell Common Stock. As a result of this transaction, participants of the Plan received one share of Meritor Common Stock for every three shares of Rockwell Common Stock which they held as of the transaction date. Also effective September 30, 1997, Meritor Stock Funds E and F, consisting of Meritor Common Stock, have been added to the plan. Participants may elect to transfer all or a portion of their account balances in Meritor Stock Fund E and Stock Fund F to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

      Effective January 1, 1998, participants may elect to transfer all or a portion of their account balances in Boeing Stock Funds C and D to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

      On December 31, 1998, Rockwell spun-off its Semiconductor Systems business into an independent, publicly held company, Conexant Systems, Inc. ("Conexant"), and distributed all of the outstanding shares of common stock of Conexant to holders of Rockwell common stock. As a result of this distribution, the Plan received one share of Conexant common stock for every two shares of Rockwell common stock held by Stock Funds A and B as of the distribution date. The Conexant shares were received on January 4, 1999 by Conexant Stock Funds G and H, which were established as of the December 31, 1998 distribution date. Upon distribution, the value of each Conexant share was approximately $16.75, which was twice the amount of the approximate $8.37 decline in the value of each Rockwell share at that same time. As such, based on the distribution allocation of the shares (one Conexant share for every two Rockwell shares held), the distribution of Conexant shares had no impact on Plan participant account balances. Participants may elect to transfer all or a portion of their account balances in Conexant Stock Fund G and Stock Fund H to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

      Participants should refer to the Plan document for more complete information regarding changes in the Plan.

6.    SUBSEQUENT EVENTS

      Effective January 1, 1999, the Plan was renamed the Rockwell International Corporation Salaried Retirement Savings Plan.

      Effective on January 1, 1999, the Rockwell International Corporation Savings Plan ("RIC Plan"), including all of its Plan assets, was merged into the Plan. As a result, the Plan had a transfer receivable of $3,071,918,905 due from the RIC Plan at December 31, 1998.

      In addition, effective January 1, 1999, certain participants of the Reliance Electric Company Savings and Investment Plan transferred into the Plan. The account balances related to these participants transferred during April, 1999.

      In January 1999, Rockwell approved a series of changes to the Plan that became effective on April 1, 1999. These changes include increasing to 16 percent the maximum percentage of employee compensation eligible to be contributed to the Plan, increasing the investment opportunities available under the Plan and adding flexibility to certain participant transactions such as investment of future participant contributions, fund transfers, participant loans etc., and providing an ongoing investment education program to Plan participants. Participants should refer to the Summary Plan Descriptions for more information on these changes.


ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES
----------------------------------------------------------------

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------------------------

Column A          Column B                    Column C                   Column D      Column E
--------          --------                    --------                   --------      --------
                                      Description of investment
              Identity of issuer,     including collateral, rate
              borrower, lessor        of interest, maturity date,                       Current
              or similar party           par or maturity value             Cost          Value
              -------------------     ---------------------------          ----         -------

  *           Wells Fargo, N.A.       Master Defined Contribution
                                        Trust                         $311,634,148    $391,745,990


  *           Participant Loans       Participant Loans; Prime rate
                                        plus 1% due 12 to 120 months
                                        from date of loan                6,261,811       6,261,811
                                                                      ------------    ------------

                                         Total Investments            $317,895,959    $398,007,801
                                                                      ============    =============



*Party-in-interest

ALLEN-BRADLEY EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
DECEMBER 31, 1998

Schedule 27b - Schedule of Loans or Fixed Income Obligations

                                                                                 g) Detailed
                                                                                    Description
                                                                                    of Loan,
                                                                                    Including
                                                                                    Dates of
                                                                                    Making and
                                                                                    Maturity,
                                                                                    Interest
                                                                                    Rate, Type
                                                                                    and Value of
                                                                                    Collateral,
                                        Amount Received During Reporting Year       Description       Amount Overdue
                                        -------------------------------------       and Terms of      --------------
                                                                                    Renegotiation
       b) Identity and  c) Original                              f) Unpaid          of Loan, if
          Address of       Amount of                                Balance at      any, and Other
a)        Obligor          Loan       d) Principal  e) Interest     End of Year     Material Items  h) Principal  i) Interest
-----  ---------------  ------------  ------------  -----------  --------------  -----------------  ------------  -----------
*      Various          Not           Not           Not          Not             Various                $237,126  Not
       Participants     available*    available*    available*   available*      Participant                      available*
                                                                                 Loans



Not available*:  The Plan's recordkeeper has indicated that this information is not currently available.

Note:  The participant loans included in this schedule are over 90 days past due.  Each identified participant has been notified that this past due status, if not corrected by bringing the loan to a current status within 60 days, will result in the loan being defaulted and the loan amount being found to be taxable as a deemed distribution.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                           ALLEN-BRADLEY SAVINGS AND INVESTMENT
                                                PLAN FOR SALARIED EMPLOYEES


                                           By    /s/ Alfred J. Spigarelli
                                               -------------------------------
                                                     Alfred J. Spigarelli
                                                      Plan Administrator



Date:  June 29, 1999

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated March 10, 1999, with respect to the Securities covered thereby, of our report dated June 18, 1999, appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Salaried Employees for the year ended December 31, 1998.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 29, 1999















                                       S-2